

Hanan Levin · 2nd

Investments professional with a passion for impact investing

Denver, Colorado · 500+ connections · **Contact info**

 **CoPeace**

 **UNC Kenan-Flagler Business School**

Experience



CFO

CoPeace

Jul 2018 – Present · 2 yrs

CoPeace (Companies of Peace) is a multinational holding company investing in and managing growing businesses that do measured good works.



Co-Founder, CFO

Advanced Sustainable Technologies (A.S.T)

Mar 2017 – Present · 3 yrs 4 mos

Advanced Sustained Technologies LTD (A.S.T.) develops a new generation waste management facility that is environmentally friendly, safe and financially viable. Utilizing proven plasma technology, A.S.T. designs, builds and operates a turnkey, scalable plasma waste management facility for corporate clients and governments

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Director Capital Markets - Fixed Income

Bank of the West / BNP Paribas

Jul 2012 – Present · 8 yrs

Greater Denver Area

- Independently manage, execute and oversee all business development of the Capital Markets
- Fixed Income relationships throughout the rocky mountain and Midwest regions.

- Develop fixed income investment and deposit clients, selling a variety of fixed inco...see mor



UMB Bank

7 yrs 11 mos

AVP Institutional Fixed Income Sales

Jun 2006 – Jun 2012 · 6 yrs 1 mo

- Advise and manage numerous fixed income institutional portfolios with an average size of $100 million.

- Initiated trading with international and domestic partners dealing with sovereign ar ...see mor

Senior Quantitative Investment Analyst

Aug 2004 – Jun 2006 · 1 yr 11 mos

- Analyzed and presented reports portfolio management, reports.

- Managed the Industrial Sector of the Large Cap Buy list.

...see mor

Education



UNC Kenan-Flagler Business School

MBA

2011 – 2013



Yale University

BA, Economics

2000 – 2004

Activities and Societies: Varsity Swimming, Phelps Association



The Hebrew Reali School



